UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-35645

China Mobile Games and Entertainment

Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Fei Fu Chang
	Name:	Ken Fei Fu Chang
	Title:	Director and Chief Financial Officer

Date: 22 October, 2014

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release Announcing Annual General Meeting

Exhibit 99.2	Notice of Annual General Meeting

Exhibit 99.3	Form of Proxy for Annual General Meeting for Holders of Ordinary Shares

Exhibit 99.4	Proxy Voting Card for ADS Holders